Exhibit 99.1

Additional Information about the Renasant/Brand Transaction

This communication is being made in respect of the proposed merger transaction involving Renasant and Brand. In connection with the proposed merger, Renasant intends to file a registration statement on Form S-4 that will include a proxy statement of Brand and a prospectus for Renasant, and Renasant will file other relevant documents concerning the proposed merger with the Securities and Exchange Commission (the “SEC”). This release does not constitute an offer to sell or the solicitation of an offer to buy any securities. BEFORE MAKING ANY INVESTMENT DECISION, BRAND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RENASANT, BRAND AND THE PROPOSED MERGER. When available, the proxy statement/prospectus will be mailed to shareholders of Brand. Investors will also be able to obtain copies of the proxy statement/prospectus and other relevant documents filed by Renasant (when they become available) free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Renasant will be available free of charge from Kevin Chapman, Executive Vice President and Chief Financial Officer, Renasant Corporation, 209 Troy Street, Tupelo, Mississippi 38804-4827, telephone: (662) 680-1450.

Renasant Corporation

Renasant Conference Call

March 29, 2018 at 10:00 a.m. Eastern

CORPORATE PARTICIPANTS

John Oxford - First Vice President and Director of Marketing, Renasant

E. Robinson McGraw - Chairman and Chief Executive Officer, Renasant

Bartow Morgan Jr. - Chief Executive Officer, BrandBank

Mitch Waycaster - President and Chief Operating Officer, Renasant

Kevin Chapman - Executive Vice President and Chief Financial Officer, Renasant

Renasant Corporation

March 29, 2018 at 10:00 a.m. Eastern

PRESENTATION

Operator

Good day and welcome to Renasant Corp’s Conference Call and Webcast. All participants will be in a listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press star, then one on your touch-tone phone. To withdraw your question, please press star, then two. Please note this event is being recorded.

I would now like to turn the conference over to John Oxford. Please go ahead.

John Oxford

Thank you, Brandon. Good morning and thank you for joining us for today’s webcast and conference call to discuss the proposed merger between Renasant Corporation and Brand Group Holdings Inc. Participating on this call today are members of Renasant’s and Brand’s Executive Management teams.

Before we begin, let me remind you that some of our comments during this call may be forward-looking statements including our comments about the expected benefits of a proposed merger and Renasant and Brand’s plans and objectives in connection with the transaction.

Forward-looking statements involve risks and uncertainties and a number of factors could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. Those factors include but are not limited to our ability to integrate the businesses of Renasant and Brand successfully and in a timely and efficient manner, and our ability to realize on expected growth opportunities and cost savings from the transaction in the expected timeframe, as well as other factors discussed in Renasant’s recent filings with the Securities and Exchange Commission. Renasant and Brand decline any obligation to update or revise forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events or changes to future operating results over time.

Now I’ll turn the call over to E. Robinson McGraw, Chairman and CEO of Renasant Corporation. Robin.

E. Robinson McGraw

Thank you, John, and thank you everyone for joining us today. With us in Atlanta from Brand Group Holdings Inc. is Bartow Morgan Jr., CEO of Brand, and members of his executive team.

Today it’s with great excitement and anticipation that we announce a significant enhancement in our company with the signing of the Definitive Merger Agreement under which Brand Group Holdings Inc. and BrandBank will be merged into Renasant Corporation and Renasant Bank. We believe that this merger will significantly increase our presence in Atlanta and continue to solidify Renasant as one of the strongest regional banks operating in the southeast. Furthermore, this merger will provide the Brand team and their clients with significant additional locations and other business lines including additional treasury management, mortgage, banking technology and wealth management products.

Renasant Corporation

March 29, 2018 at 10:00 a.m. Eastern

This merger will add 13 locations in the Greater Atlanta market, making Renasant a Top 10 bank in the Atlanta MSA based on deposit market share.

We’re excited for Bartow to join our Executive Management team as Chief Commercial Banking Officer where he will oversee Commercial Banking as well as our specialty lines and other financial services.

In addition, Richard Fairey, President and Chief Operating Officer of BrandBank will be joining us as Chief Retail Banking Officer for the Renasant Bank system, and Mike Dunlap, Executive Vice President and Director of Commercial Banking for Brand will assume the role of President of the Georgia Commercial Banking Group for Renasant Bank. They, along with the Brand team, will add considerable depth to Renasant in Atlanta and their banking and market knowledge will be a great benefit to our company.

Bartow, we welcome you to the Brand team and your leadership, and look forward to a very successful partnership.

Finally, we believe the added concentration in the market enhances our franchise with just over 25% of our company in the Greater Atlanta market, yet coupled with our entire franchise improves the overall diversification of Renasant.

Now, I’ll introduce Bartow Morgan, Jr., CEO of Brand, for some comments. Welcome to Renasant, Bartow.

Bartow Morgan Jr.

Thank you, Robin. We are very excited about joining with Renasant as the merger is strategically and culturally compelling for both companies. As a proud and successful 113-year-old company with tremendous banking talent, we look forward to this unique opportunity of leveraging Brand’s commercial banking skill with the enhanced lending capacity and specialized lines of business provided by Renasant. In sharing the excitement of this announcement with the Brand team, we have already discussed the retention of our relationship managers and expect to retain our talent here at Brand.

We are excited for our associates, clients and shareholders for the immediate and long-term benefits and shareholder value opportunities we believe this merger provides. With 97% of our deposits in the Atlanta MSA, we are excited about the current and future outlook of the Atlanta market.

Some market highlights worth noting is that Atlanta is the second largest MSA in the southeast by population, has the highest concentration of Fortune 500 companies in the southeast, is the largest MSA in the southeast by GDP and the second wealthiest by household income.

Again, we are excited for this partnership and the Atlanta market’s bright outlook. I’ll now look forward to turning the call over to Mitch Waycaster. Mitch.

Renasant Corporation

March 29, 2018 at 10:00 a.m. Eastern

Mitch Waycaster

Thank you, Bartow. We believe this merger will expand our market share, earnings growth and profitability, and will greatly complement our existing operations in Atlanta.

Currently in Atlanta, Renasant operates 18 locations with $961 million in loans, $885 million in deposits. Additionally, our specialty lines ABL and SBA Groups are headquartered out of Atlanta and we enjoy a significant mortgage presence in the Atlanta market.

Brand has a proven track record of success in serving their clients and communities, especially within the commercial banking space, and we look forward to integrating our two operations into what will be one of the largest community banks in Atlanta.

Now, I’ll turn the call back over to Robin.

E. Robinson McGraw

Thank you, Mitch and thank you, Bartow, for your comments. With this being our 11th merger since July of 2004, we have a successful record in our previous Mississippi, Tennessee, Alabama and Georgia mergers, and a consistent transition process that will help to mitigate integration risks during the Brand merger.

This acquisition accelerates Renasant’s long-term earnings growth rates and provides us with new and experienced banking team members.

Looking at the financial aspects of this merger, excluding one-time transaction costs, this opportunity meets our full criteria in a merger partner: immediate accretion to earnings, a significant EPS increase, tangible book value earned back in less than three years, and a greater than 20% IRR.

It is worth noting that our pro forma C&D and CRE concentrations remain below regulatory recommended ratios. Our pro forma capital ratios are expected to remain well in excess of well capitalized minimums at the close and our pro forma income statement assumes a reduction in Brand’s future interchange income as we cross the $10 billion asset threshold by year end 2018.

In addition, Brand will divest substantially all of its nonperforming assets as well as their mortgage subsidiary.

We anticipate the merger will close in the third quarter of ’18 and it’s subject to Brand shareholder approval, regulatory approval and all other customary closing conditions now set forth in the merger agreement.

Now I’ll turn it back over and we’ll be happy to answer any questions about our merger announcement.

Renasant Corporation

March 29, 2018 at 10:00 a.m. Eastern

QUESTIONS AND ANSWERS

Operator

Thank you. We will now begin the question and answer session. To ask a question you may press star, then one on your touch-tone phone. If you are using a speaker phone, please pick up your handset before pressing the keys. If at any time your question has been addressed and you would like to withdraw your question, please press star, then two. At this time we will pause momentarily to assemble our roster.

Our first question comes from Brad Milsaps with Sandler O’Neill. Please go ahead.

Brad Milsaps

Good morning, guys.

E. Robinson McGraw

Morning, Brad.

Brad Milsaps

Congratulations on the deal. Just wanted to ask some questions around your EPS accretion assumptions once the cost saves are fully realized. Can you help me understand kind of what you’re assuming for the growth rate for Brand in 2018 and 2019? It seems like kind of based on the pro forma net income you disclose in the deck that there’s some implied growth to get you to the double-digit EPS accretion and sort of how that relates to maybe any assumed run-off in their portfolio just due to kind of normal course.

Kevin Chapman

Yes, Brad. This is Kevin. I’ll handle the question. Let’s talk about the slide that we provided in the Investor Deck, Page 10. Just working off that adjusted net income of $24.4 million, that’s what Brand’s net income was for all of 2017. As we modeled and looked at what the impact would be for ’18, ’19 and thereon out, we really focused on what their earnings ramp or what their earnings run rate was in the ramp that they were experiencing in the back half of the year. If we take a Q4 run rate, excluding the DTA valuation that Brand had, and honestly everybody had, and then adjust for the mortgage and adjust for the credit costs, their run rate in Q4, in the back half of the year was more in the 125 to 130 range of ROA. That compares to 24.4 for the full year which is more in the 1% range. That’s the baseline that we used to carry forward going into ’18 and ’19 and thereon out is that run rate in the mid 120s.

I don’t know if that helps reconcile some of the differences between the full run rate versus what we are showing in some of our accretion numbers, but that’s going to be one of the largest factors is just taking that back-half run rate, carrying that forward and then just assuming their continued—in effect their normal growth rate, balance sheet growth rate of around 10% in their normal balance sheet growth.

Brad Milsaps

That’s helpful. The 120 would be kind of Brand on a standalone and then you have cost savings on top of that.

Kevin Chapman

Then on top of that add the cost saves. Yeah, just to get back to an apples-and-apples to that 24.4, that again is a 1% to 1.05% ROA. The back half of the year they were more in the 1.25 range.

Renasant Corporation

March 29, 2018 at 10:00 a.m. Eastern

Brad Milsaps

Okay. Then just to clear up kind of around the shares to be issued, you and I spoke earlier, but you included the merger costs in the purchase price, in the 453. Is that correct?

Kevin Chapman

Yes. So, let’s walk through that. The 453, that basically consisted of three components: the stock consideration, which is in the 405, 410 range; you’ve got the cash consideration—we are providing 5% cash—that’s in the $22 million to $24 million range; and then cashing out of the options of $22 million. That $453 million, it does not include the merger expenses but would include the cashing out of the options.

Brad Milsaps

Okay, got it. So, the shares to be issued based on kind of the 405 number, 405 to 410.

Kevin Chapman

That’s correct.

Brad Milsaps

Okay. All right. Thank you for that.

Operator

Our next question comes from Michael Rose with Raymond James. Please go ahead.

Michael Rose

Hey, good morning guys. How are you?

E. Robinson McGraw

Good morning, Michael.

Male Speaker

Morning, Michael.

Michael Rose

Just wanted to get some of the pretax numbers that you were using for the mortgage company, both on the fee side and the expense side. I think Brand had about $39.5 million in mortgage loan sale gains last quarter, so if I add back the 1.6, is the expenses related to that business about $41 million? Are those the right numbers to kind of back out, out of pretax?

E. Robinson McGraw

On a pretax basis, yes. I’m really just referencing Slide 5 and looking at the mortgage related income. We showed a before and after the mortgage. If you look at the mortgage related income and that $35 million range, the company, Brand’s pretax income was $32 million. That’s total company including mortgage, and then if you look at the right-hand side of that page, you could see that the mortgage related revenue is out and pretax income is down $2 million.

Renasant Corporation

March 29, 2018 at 10:00 a.m. Eastern

Michael Rose

Got it, okay. I missed that. I’m sorry. Just a separate question: It seems like Brand has some private equity ownership. Can you describe how much is actually owned at this point?

Bartow Morgan Jr.

Private equity ownership? This is Bartow (inaudible). We have very little private equity ownership. We took out the Carlyle Group a year ago. It’s mostly family office that are large shareholders.

Michael Rose

Okay, that’s helpful. Then, this is a relatively sizeable deal for you guys. Would you continue to be opportunistic if acquisitions, opportunities came up, or does this kind of put you on the sideline for a bit of time?

E. Robinson McGraw

You know, obviously—Michael, this is Robin. We remain opportunistic. As you know, we always have been. We’ll take a breather but we don’t expect that to be long-term, in order to digest what we’re doing now. We obviously will still continue conversations and look forward to being opportunistic with other opportunities whether they’re in the Atlanta or Georgia markets, or Tennessee or Florida, or looking at even Alabama and Mississippi. We feel like there are opportunities all around and we certainly want to be a participant in the M&A game, obviously.

Michael Rose

All right. Thanks for taking my questions, guys.

E. Robinson McGraw

Michael, hold on.

Kevin Chapman

A quick follow-up, just going back to the ownership. I think it’s noteworthy. There is some concentration in the ownership. Several shareholders own a significant amount, but the largest shareholder on a pro forma basis would own less than 5% of Renasant.

Michael Rose

Okay, that’s helpful. Thanks, guys.

E. Robinson McGraw

Thanks, Michael.

Operator

Our next question comes from Catherine Mealor with KBW. Please go ahead.

Catherine Mealor

Thanks. Good morning and congrats.

Renasant Corporation

March 29, 2018 at 10:00 a.m. Eastern

E. Robinson McGraw

Morning, Catherine.

Catherine Mealor

As a follow-up to Brad’s question on the accretion, can you help us think about the size of the balance sheet at Brand and your outlook for balance sheet growth? Is there any mix shift that you’re expecting within the portfolio kind of products, or portfolio that you have to run down and then grow from there? Or is this a balance sheet that you think we should expect full growth as we move into 2018 and 2019? Thanks.

Kevin Chapman

Hey Catherine, Kevin. As with any acquisition, there’ll be some changes in the balance sheet, but if you look at our pro forma loans, Brand’s loan mix isn’t dissimilar from Renasant’s. That’s one item that we feel is compelling about the combination is a lot of overlap and similarities with how we do business. One differentiating factor in that is they have a little bit more consumer than what we have. I think our preference is to be a little bit more commercial focused. But don’t—I wouldn’t anticipate any significant changes in loan portfolio to have a material impact on what our growth outlook would look like.

Catherine Mealor

Okay. Then how about the margin? Is there a way to kind of think about what the pro forma margin is and their impact on your asset sensitivity?

Kevin Chapman

Just from a margin standpoint, we don’t view it as weighing on our margin. If we look at our margin on a pro forma basis, the margins are very similar, either as reported or a core basis, so we don’t view it weighing on it. There’s still purchase accounting that we’ll finalize. We really haven’t included—there’s some purchase accounting in our numbers but it’s not a significant amount; it’s primarily on the liability side with some fair values on some debt, and on the deposits, a small portion of the deposits. But BrandBank as it currently stands is similar to us. They’re slightly asset sensitive. They’ve got a strong funding base and as they’ve seen rates move, they’ve seen their margin expand and they’ve seen net interest income expand.

Bartow, you want to expand on that?

Bartow Morgan Jr.

Absolutely. We’ve traditionally been an asset-sensitive bank and as the interest rate environment rates go up, we’ll actually see that as bottom line income.

E. Robinson McGraw

Kevin, that was one of the things that we liked, one of many things that we liked about Brand was that when you make the changes that we indicated that we were going to do, their balance sheet was not that different from ours, and they add a lot in the way of C&I expertise in our area. I think Mike Dunlap and his team here has done a fantastic job of moving into that C&I space and really creating a strong, strong market here in Atlanta.

Renasant Corporation

March 29, 2018 at 10:00 a.m. Eastern

Also from that same standpoint, one thing that we liked about Brand was the fact that Bartow was able to go out and attract some very strong talent in his leadership with Richard, who has a strong background in a super regional. The same is true with Mike, strong credit culture. We were very pleased with the match up in the credit culture and they have some very innovative products that we’re very pleased with and look forward to expanding across the Renasant footprint.

So, as we look through it, we could not find a negative, and to Bartow and his team’s credit, the issues we talked about on divestiture of the nonperforming loans and assets, and of the mortgage division, are things that they already had in play and were already starting to do so, so this was very easy in that particular respect.

Catherine Mealor

Okay. That’s really helpful. Thanks. Just one last follow-up, it’s just on the interchange income. Can you quantify that for us, Kevin?

Kevin Chapman

Sure. Brand’s interchange income approximates roughly $2 million annually. We did in our assumptions assume that in July of ’19 that the Durban Amendment would impact our as well as Brand’s interchange income, and so we did include in our pro formas a reduction of Brand’s $2 million by 50%, and that $2 million is an annual run rate. The 50% will be included in our run rate, and again, starting in July of ’19, so it has a half year impact in ’19 and a full-year impact in 2020.

Catherine Mealor

Okay. Very helpful. Thanks.

E. Robinson McGraw

Thank you, Catherine.

Operator

Our next question comes from Matt Olney with Stephens. Please go ahead.

Matt Olney

Hey, thanks. Good morning, guys.

E. Robinson McGraw

Good morning, Matt.

Matt Olney

I want to go back to the double-digit EPS accretion that you guys have talked about. I think you answered most of my questions but what is the base assumption that we’re starting with? Is it the consensus number of 19 or a different number?

Renasant Corporation

March 29, 2018 at 10:00 a.m. Eastern

Kevin Chapman

It’s the consensus number.

Matt Olney

Okay. As far as the decision not to take on the mortgage operations of Brand, was that a reflection of Renasant not wanting the mortgage concentration, or was that decision already made by Brand previously to market that separately from the bank?

Bartow Morgan Jr.

This is Bartow. The mortgage relationship was a joint venture with a partner of the bank, and Renasant did not desire that relationship, so it was not—as far as from a income perspective, it was shared with the management of mortgage and that was undesirable.

Matt Olney

Okay. Then as far as the additional leadership positions this deal brings over, Robin, I think you highlighted a few of these new positions a few minutes ago in the prepared remarks, are these positions that are being newly created for these executives, or are these just replacements from other departures of the bank over the last few months?

E. Robinson McGraw

A combination. We have been, in Bartow’s case, we felt like that we needed leadership for our commercial banking group across the system and we felt like Bartow fit that real well, and with Mike, having already been doing this in the Atlanta market and the Georgia market for Bartow, we felt this was a natural fit.

Richard has a great long history in a leadership role in Georgia and Atlanta with a large super regional and he’s really brought a great retail base to Brand. This is something that we have been, as part of our strategic planning process, looking for; someone to lead that across our system and we felt that Richard is the ideal person for that, plus his knowledge of the Atlanta and Georgia markets will again help in the business banking space in these markets in addition to that role as Chief Retail Banking Officer.

We feel like that—and again going back, Matt, to what I was saying a while ago, as we look down the list if things that we were looking for in a merger partner, we could check every block including that leadership aspect of it because we felt like the leadership of Brand was exactly what we were looking for across our system in general, in particular in this Atlanta market. We feel like that the high profile nature of this leadership group I mentioned in Atlanta will only enhance our ability to continue to grow in this market. As we mentioned a while ago, this puts us in the top 10 based on deposit share and we feel like that we can continue to climb as a result of that.

Matt Olney

Okay, guys. Thank you.

Renasant Corporation

March 29, 2018 at 10:00 a.m. Eastern

Bartow Morgan Jr.

Matt, I got one more. Just on mortgage, it’s important to note that we were already in the process of unwinding mortgage before the talks with Renasant occurred, so we were already down the road in discussing that with those guys.

Matt Olney

Thank you.

E. Robinson McGraw

Thank you again, Matt.

Operator

Our next question comes from Andy Stapp with Hilliard Lyons. Please go ahead.

Andy Stapp

Good morning and thank you for announcing the deal ahead of earnings. It’ll make my life in April a little less stressful.

E. Robinson McGraw

Thank you, Andy.

Andy Stapp

Just reconciling mortgage banking revenues, it looks like their gain on sale in 2017 was $40 million. Slide 5 shows $35 million. Can you reconcile the difference for me?

Kevin Chapman

Hey Andy, I’ll get that information and follow-up with you. I’ll get that information and follow-up with you.

Andy Stapp

Okay. Could you talk about potential revenue synergies arising from the deal?

E. Robinson McGraw

That’s one thing that we’ve not baked in to any of our pro formas, Andy. As you know, we’re always conservative when we do that and we don’t bake in any synergies, but we’ve already talked about some of the areas that we feel like will be beneficial. In fact, again, as we said a while ago, we were looking at location of Brand today and have had some great conversations with some of their team members that we’re very impressed with and look forward to working with, but with our ABL Group here, they already have SBA but then enhancing the SBA Group, we’re looking forward to being able to bring our equipment finance group in and one of the key things is Brand has a private banking group already operating here. One of the missing ingredients they have is wealth management and as you know, we have in excess of $3 billion of assets under management with our Wealth Management Group and we’re going to integrate that into what we feel like is a great team over here. We look forward to adding team members to that Wealth Management Group. We feel like that that would be a significant addition to the Brand quiver of arrows.

Renasant Corporation

March 29, 2018 at 10:00 a.m. Eastern

Andy Stapp

Okay, great. When do you expect the systems conversion to take place?

E. Robinson McGraw

We’re looking at early fourth quarter.

Andy Stapp

Okay. All right, thank you.

Operator

Our next question comes from John Rodis with FIG Partners. Please go ahead.

John Rodis

Good morning, guys. Congrats on the deal.

E. Robinson McGraw

Thank you, John. Good morning.

John Rodis

Most of my questions have been asked and answered, but Kevin, maybe just on the tax rate, I think back in January you said 23% to 24%. Is that still reasonable for the combined company?

Kevin Chapman

Yes, it is. Just for point of clarification on that, the 24% that we’re assuming in our model, going back to that slide where we reconciled the earnings, that’s the effective tax rate of Brand. I just wanted to clarify that; that’s not necessarily Renasant. That’s what Brand’s effective tax rate is projected to be. But to your question, yes, that range that we gave back in January is still the appropriate range.

John Rodis

Okay. Then just, Kevin, on the EPS accretion, low double digit, does that include any sort of yield accretion in that number?

Kevin Chapman

It does include some amounts. It’s not necessarily on the loan side. It’s more fair market value adjustments that we were looking at on the liability side, a couple of high cost pockets of deposits as well as some of the wholesale borrowings, some sub debt or some TRUPS that they have. Very little assumed on the loan side in the model.

John Rodis

As far as the credit mark, I assume you’re referring to.

Kevin Chapman

Credit or interest rate mark.

John Rodis

Okay. So, the yield accretion you’re talking about though, is it—can you quantify it? I’m assuming it’s probably less than $5 million, or?

Renasant Corporation

March 29, 2018 at 10:00 a.m. Eastern

Kevin Chapman

Yeah, it’s less than that. If you give me a minute, I can quantify that for you.

John Rodis

Okay. That’s it for me, guys. Thank you.

E. Robinson McGraw

Thank you, John.

Operator

As a reminder, if you would like to ask a question, please press star, then one. Our next question comes from Brian Zabora with Hovde. Please go ahead.

Brian Zabora

Thanks. Good morning.

E. Robinson McGraw

Good morning, Brian.

Brian Zabora

A question just following up on the funding costs. It looks like Brand’s funding costs have been pretty stable over the last couple of quarters. I know there’s going to be some purchase accounting adjustments, but just how are your thoughts about deposits betas and kind of the ability to keep those funding costs at Brand continuing to be fairly modest increases going forward.

Kevin Chapman

Hey Brian, this is Kevin. Let me give a little bit of information about Brand’s funding. One thing that we were impressed with is Brand has grown their asset side, their loan side, at a pretty significant clip; I think a little over 10%. What’s been impressive about that is they funded that with what we would view as core deposits, and that is what’s allowed their cost of funds to remain very stable in a rising rate environment. We think that’s also an anomaly given their concentration in the Atlanta MSA. Honestly, that deposit, the ability to generate those deposits, Richard and his team, Mike and his team and the leadership of Bartow, that was one thing that stood out to us is their core deposit generation ability in the Atlanta MSA and keeping cost of funds relatively flat in a rising rate environment.

Tying in to the rate sensitivity, that aspect of it is also what’s driving their asset sensitivity as well, or helping their asset sensitivity. There is, as I mentioned, there is a small bucket of time deposits that are a little bit above average that we are assuming an interest rate that they’re fair market value adjustment against, but right now that’s all that we’re considering. Everything else is in line with how we would price deposits or what our cost of funds are over on the Renasant side.

Renasant Corporation

March 29, 2018 at 10:00 a.m. Eastern

That accretion aspect, that’s actually one thing that’s nice about Brand is they don’t have any accretion income through purchase accounting flowing through their margins, so their margins really is a clean look, and in today’s environment, that makes it very simple for us to help reconcile them in.

Going back to John’s question, we’re assuming about a million to $1.5 million of total fair value adjustments after tax, that’s $1 million, $1.5 million after tax in our model at this time. We don’t view that as a significant amount given the contribution to net income that Brand is providing outside of the purchase accounting.

That’s just some color commentary on their deposit base. Bartow, (cross-talking).

Bartow Morgan Jr.

Brian, over the last seven years at Brand, we knew that we were going to be a fast grower in the Atlanta market, and knew we had to do it with core deposits and not do it by just buying CDs or buying money. So we have built out an extensive treasury management group. We’ve put in a sales culture inside of Brand, and that’s really due to Richard Fairey who was previously at Regions and was the state president there. We were trying to bring in the larger bank culture into a community bank and merge the two together. We obviously knew our market and we’re good with our customers, but we needed some formality of processes around treasury management and sales culture, and I think Richard brought that to us. I think that’s why you’re seeing the growth in core deposits that Kevin is talking about.

Brian Zabora

Great. Thanks for all the color. Just a question on the branches, the Brand Express branches. Is that something you plan to maintain? Is there any thought about maybe deploying that across the broader Renasant network?

E. Robinson McGraw

We’re very impressed with the Express branches. Actually, right now we’re in the process of two locations that we are adding in Renasant, doing something similar in that particular regard and we feel like it’s something that we want to look at in the future.

Mitch, would you like to make a comment on that?

Mitch Waycaster

Yeah, this is just another example. Many things have been mentioned today that’s in the process of evolution of our company, the Commercial teams. Many things mentioned today but this in particular, if you just look at branch optimization and what Brand is doing and has done and been very successful with in this market, taking some of the latest technology but not losing sight of relationship, and I think that’s one thing that’s really exciting about both companies is the focus on culture, the focus on relationships, but in doing that, leveraging technology to move that forward. So the timing for both companies, certainly what Brand’s already accomplished, we’re very much looking forward to.

Renasant Corporation

March 29, 2018 at 10:00 a.m. Eastern

Brian Zabora

Thanks for taking my questions and congrats on the transaction.

E. Robinson McGraw

Thank you, Brian.

CONCLUSION

Operator

This concludes our question and answer session. I would like to turn the conference back over to Robin McGraw for any closing remarks.

E. Robinson McGraw

Thank you, Brandon. Once again, I think I’d like to welcome Bartow, Richard, Mike and the rest of the Brand team to our Renasant family. I think after hearing what’s going on between these two companies, I think you can see why we’re so excited about this opportunity with the talent that’s coming onboard and with the opportunities in the Atlanta market.

We appreciate everybody’s time and interest in Renasant and Brand, our merger call today, and look forward to speaking with you again in the future. Thank you so much.

Operator

The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.

Renasant Corporation

March 29, 2018 at 10:00 a.m. Eastern